07026419

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

August 14, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

SUPPL

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed is a copy of the Insider Transaction report for July.

SEDAR

Date of Filing	**Document**	**Document Dated**
August 10, 2007	News Release – CV Technologies Announces Third Quarter Results Sedar Filing Confirmation attached	August 10, 2007
August 10, 2007	Form 52-109F2 – Certification of Interim Filings for the period ending June 30, 2007, CEO	August 10, 2007
August 10, 2007	Form 52-109F2 – Certification of Annual Filings for the period ending June 30, 2007, CFO Sedar Filing Confirmations attached	August 10, 2007
August 10, 2007	Interim Consolidated Financial Statements June 30, 2007 Sedar Filing Confirmation attached	August 8, 2007
August 10, 2007	Management's Discussion & Analysis Third Quarter June 30, 2007 Sedar Filing Confirmation attached	August 8, 2007

PROCESSED
SEP 2 : 2007
THOMSON
FINANCIAL

SEDI

Document	**Date Range**
Insider Transaction Detail	July 1, 2007 July 31, 2007

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

ChemBioPrint

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

Proudly Canadian

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

cbp CERTIFIED ChemBioPrint

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES ANNOUNCES THIRD QUARTER RESULTS

For Release: Friday August 10, 2007 6:00 a.m. MT

EDMONTON, AB (August 10, 2007) CV Technologies Inc. (TSX:CVQ) today released its financial results for the third quarter ending June 30, 2007. The Company reported net revenues of $3.2 million compared to $3.2 million for the same period last year.

Loss before tax was $1.8 million compared to a loss of $2.4 million for the same quarter in the prior year. Loss after tax was $1.9 million compared to $1.8 million loss for the same quarter in the previous year.

The Company is well underway in implementing its business recovery and revitalization program. Reduced expenditures related to the U.S. launch brought costs into line with seasonal sales levels, and it is employing a targeted approach to expanding U.S. sales. The Company is focused on preparing for the upcoming cold and flu season as it strengthens and grows its core Canadian business.

Gross margin decreased from 68.5% in the third quarter in the prior year to 59.6%. The Company incurred extra warehousing and distribution costs related to larger investments in inventory in the U.S. and made an inventory valuation allowance, during a period of relatively low seasonal sales.

Management continues to exercise strong cash management with cost containment, initiatives to reduce inventory, and better management of working capital. The Company is in the process of completing security documentation with its new banking partner and anticipates finalization by the end of August.

COLD-fX continues as the number one cold and flu remedy in the country (ACNielsen's MarketTrack Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 weeks ending June 9, 2007). This sales performance occurred during unusualiy mild winter months.

Summary of Interim Results
(in $ thousands)

Fiscal Year 2007	3rd Quarter Jun 30, 2006	3rd Quarter Jun 30, 2007	Year to Date Jun 30, 2006	Year to Date Jun 30, 2007
Net revenue	3,242	**3,215**	33,097	**33,679**
Gross margin	2,220	**1,915**	23,888	**24,194**
Gross margin %	68.5%	**59.6%**	72.2%	**71.8%**
Earnings (loss) before tax	(2,429)	**(1,808)**	7,122	**(4,671)**
Earnings (loss) after tax	(1,772)	**(1,871)**	3,631	**(8,751)**
Earnings (loss) per share – Basic	($0.02)	**($0.02)**	$0.04	**$(0.08)**
Earnings (loss) per share – Diluted	($0.02)	**($0.02)**	$0.03	**$(0.08)**
Cash flow from operations	(3,586)	**(6,589)**	11,845	**489**
Cash position			16,958	**2,765**
Total assets			33,545	**37,106**
Working capital			22,275	**3,987**
Common shares outstanding			102,123,340	**103,901,006**

Selected financial information relating to the three and nine month periods ended June 30, 2007 and 2006 is included in this press release. This information should be read in conjunction with the consolidated financial statements and the notes thereto of the Company for the three and nine month periods ended June 30, 2007 and 2006 and accompanying management's discussion and analysis that are being filed today with securities regulators and will be available on www.sedar.com and on the Company's website at www.cvtechnologies.com.

The Company's Audit Committee has reviewed the interim consolidated quarterly financial reports. The Company's auditors have also performed the quarterly review in accordance with CICA Handbook Section 7050, Auditor Review of Interim Financial Statements).

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. All international patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX® is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, and the potential success of U.S marketing initiatives, corporate re-orgcnization, and product acceptance in the U.S. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. The Company assumes no duty to update this disclosure, except as required by law. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

DATE: August 14, 2007

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1139809
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	August 10,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: August 10, 2007

(s) Gordon A. Brown

Gordon A. Brown, CGA
Chief Financial Officer

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown
Email:Gordon.brown@cvtechnologies.com

DATE: August 14, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1139805
FILING TYPE	Interim Certificates
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	CEO Certificate CFO Certificate
FEES PAID	N/A
DATE FILED	August 10, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Interim Consolidated Financial Statements
Nine month period ended June 30, 2007

CV Technologies Inc.
Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Earnings

(Unaudited)

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Product sales	$ 3,214,693	$ 3,241,775	$ 33,679,053	$ 33,097,015
Cost of goods sold	1,300,072	1,022,026	9,485,353	9,209,462
	1,914,621	2,219,749	24,193,700	23,887,553
Operating expenses				
Research and development	1,225,105	562,840	2,676,535	2,209,779
Salaries and employee benefits	1,198,355	754,967	3,895,141	2,198,151
Contracting, consulting and professional fees	814,200	1,022,023	3,895,739	2,527,778
Administration, occupancy and insurance	678,966	596,235	1,987,248	1,753,624
Advertising and marketing	529,983	1,052,865	15,209,420	5,712,271
Amortization of deferred development costs	90,400	90,400	271,200	271,200
Amortization of patents, registered trademarks and property and equipment	79,863	86,355	286,310	215,506
Stock-based compensation	28,792	587,653	1,273,704	2,104,576
Interest and bank charges	7,949	22,374	62,669	37,374
Bad debts (recovery)	(24,116)	1,377	29,012	13,650
(Gain) loss on foreign exchange (Note 17)	(821,071)	24,847	(430,172)	55,135
	3,808,426	4,801,936	29,156,806	17,099,044
(Loss) earnings before other revenue, and expense and income taxes	(1,893,805)	(2,582,187)	(4,963,106)	6,788,509
Other revenue and expense				
Interest revenue	54,359	154,285	268,687	334,250
Other items	31,757	(617)	23,049	(1,215)
	86,116	153,668	291,736	333,035
(Loss) earnings before income taxes	(1,807,689)	(2,428,519)	(4,671,370)	7,121,544
Income taxes				
Current (recovery) (Note 18)	(661,995)	(663,408)	4,113,300	2,334,626
Future (Note 18)	725,578	7,062	(33,525)	1,155,915
	63,583	(656,346)	4,079,775	3,490,541
Net (loss) earnings and comprehensive (loss) earnings	$ (1,871,272)	$ (1,772,173)	$ (8,751,145)	$ 3,631,003
(Loss) earnings per share (Note 14)				
Basic (loss) earnings per share	$ (0.02)	$ (0.02)	$ (0.08)	$ 0.04
Diluted (loss) earnings per share	$ (0.02)	$ (0.02)	$ (0.08)	$ 0.03

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit

(Unaudited)

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Deficit, beginning of period	$ (12,258,252)	$ (614,219)	$ (5,378,379)	$ (6,017,395)
Net (loss) earnings	(1,871,272)	(1,772,173)	(8,751,145)	3,631,003
Deficit, end of period	$ (14,129,524)	$ (2,386,392)	$ (14,129,524)	$ (2,386,392)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets

	June 30, 2007 (Unaudited)	September 30, 2006 (Audited) Restated
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 2,765,232	$ 7,913,281
Accounts receivable	1,271,801	6,707,356
Inventory (Note 4)	18,696,782	18,425,505
Prepaid expenses and deposits	514,135	1,199,524
Future income taxes (Note 18)	767,414	1,001,590
	24,015,364	35,247,256
Patents and registered trademarks (Note 5)	797,715	873,730
Property, plant and equipment (Note 6)	8,901,208	3,192,172
Deferred development costs (Note 2)	904,003	1,175,204
Prepaid intra-group tax asset (Note 7)	2,488,007	2,643,506
	$ 37,106,297	$ 43,131,868
Liabilities		
Current		
Accounts payable and accruals	$ 8,526,908	$ 11,600,073
Customer deposits on product shipped with right-of-return (Note 9)	10,929,255	1,773,559
Current income taxes payable	564,670	5,233,698
Current portion of obligations under capital leases (Note 10)	3,523	14,114
Current portion of lease inducements	3,923	3,923
Future income taxes (Note 18)	-	237,347
	20,028,279	18,862,714
Future income taxes (Note 18)	82,444	112,800
Deferred revenue (Note 11)	180,000	150,000
Obligations under capital leases (Note 10)	505,332	471,298
Lease inducements	7,501	10,444
	20,803,556	19,607,256
Shareholders' Equity		
Share capital (Note 12)	22,845,648	22,433,106
Contributed surplus (Note 13)	7,586,617	6,469,885
Deficit	(14,129,524)	(5,378,379)
	16,302,741	23,524,612
	$ 37,106,297	$ 43,131,868

Commitments and contingencies (Notes 20 and 24)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flows

	Three months ended June 30		Nine months ended June 30	
	2007	2006	2007	2006
Operating				
Net (loss) earnings	$ (1,871,272)	$ (1,772,173)	$ (8,751,145)	$ 3,631,003
Items not affecting cash				
Stock-based compensation	28,792	587,653	1,273,704	2,104,576
Future income taxes	725,578	7,062	(33,525)	1,155,915
Amortization of deferred development costs	90,400	90,400	271,200	271,200
Amortization of patents, registered trademarks and property and equipment	79,863	86,355	286,310	215,506
Loss on disposal of patents and registered trademarks	26,883	-	26,883	-
Amortization of prepaid intra-group tax asset	51,833	-	155,499	-
Lease inducement	(981)	(981)	(2,943)	585
	(868,904)	(1,001,684)	(6,774,017)	7,378,785
Change in non-cash operating working capital				
Accounts receivable	2,842,877	893,458	5,435,555	5,557,509
Inventory	1,522,539	(4,043,288)	(271,277)	(4,184,677)
Prepaid expenses and deposits	281,016	145,634	685,389	(342,351)
Accounts payable and accruals	(2,375,042)	1,083,791	(3,073,171)	1,812,021
Customer deposits on product shipped with right-of-return	(6,486,887)	-	9,155,696	
Current income taxes payable	(1,505,042)	(664,374)	(4,669,028)	1,623,568
	(6,589,443)	(3,586,463)	489,147	11,844,855
Financing				
Repayment of obligations under capital leases	(3,466)	(18,159)	(12,476)	(30,266)
Issuance of share capital	52,500	46,800	255,570	232,290
	49,034	28,641	243,094	202,024
Investing				
Purchase of property and equipment	(2,113,326)	(731,374)	(5,900,846)	(1,120,253)
Purchase of patents and registered trademarks	(11,983)	(26,756)	(9,444)	(60,700)
Proceeds from deferred revenue	-	-	30,000	140,000
	(2,125,309)	(758,130)	(5,880,290)	(1,040,953)
(Decrease) increase in cash and cash equivalents	(8,665,718)	(4,315,952)	(5,148,049)	11,005,926
Cash and cash equivalents:				
Beginning of period	11,430,950	21,273,859	7,913,281	5,951,981
End of period	$ 2,765,232	$ 16,957,907	$ 2,765,232	$ 16,957,907

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited interim consolidated financial statements use the same accounting policies and methods of application as the audited consolidated financial statements for the year ended September 30, 2006 with exception for the adoption of new CICA standards as noted in the Financial Instruments section below. These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended September 30, 2006.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, its wholly owned subsidiaries; COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited and its 60% joint venture interest in Vet Ex Inc. ChembioPrint Asia Limited and Vet Ex Inc. are both inactive.

Use of estimates

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, the percentage of completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

2. Summary of significant accounting policies (cont'd)

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Under the temporal method, revenue and expenses are translated at the average exchange rates in effect on the transaction date with exception of amortizing and expensing non-monetary items such as inventory, prepaid expenses and deposits, property and equipment and patents and trademarks. These items are translated at the exchange rate in effect when the assets were acquired. The resulting exchange gains or losses are included in the determination of earnings.

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met: 1) evidence of a sales arrangement exists; 2) title of goods has passed to the customer, which is generally at the time the goods are delivered; 3) the sales price is fixed and determinable; and 4) returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (see Note 4). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (see Note 9).

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimated. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall consolidated relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

2. Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash includes balances with banks, net of outstanding cheques, and short term liquid investments with maturities of less than 90 days.

Inventory

Inventories of finished goods and product shipped with right-of-return are valued at the lower of cost or net realizable value. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed when the product is initially shipped to the customer. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development and construction. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of these assets commences when the property is complete and available for use.

2. Summary of significant accounting policies (cont'd)

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market with existing or estimated future resources. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of development costs commenced at the start of commercial production of the product during the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the three and nine month periods ended June 30, 2007, $90,400 and $271,200, respectively (2006 - $90,400 and $271,200) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis, based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

2. Summary of significant accounting policies (cont'd)

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; accounts payable and obligations under capital leases have been classified as other liabilities.

All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement and included directly in equity as accumulated other comprehensive income. The adoption of section 1530 did not have an impact on the financial statement presentation for the three and nine month periods ended June 30, 2007.

Under section 3855, transaction costs incurred upon the issuance of debt instruments or modification of financial liabilities are now deducted from the related liability and are amortized using the effective interest method over the expected life of the liability. The adoption of this standard did not have an impact on the consolidated financial statements.

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable, customer deposits on products shipped with right-of-return and obligations under capital leases. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The fair values of all financial instruments approximate their carrying values because of the short maturities of these instruments. The fair values of other financial instruments reflect the Company's best estimate and are based on the Company's valuation techniques or models to estimate fair values.

b) Interest rate risk

Finance facilities and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

2. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required. Included in accounts receivable is an allowance for doubtful accounts of $85,276 at June 30, 2007 (September 30, 2006 - $59,232).

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable or raising of funds to meet commitments and sustain operations. The Company manages liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. When the carrying amount of the asset is less than the undiscounted future cash flows, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount.

(Loss) earnings per share

The computation of basic (loss) earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share reflects the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the period.

2. Summary of significant accounting policies (cont'd)

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company recognizes the compensation cost of stock options granted to employees, officers, directors and non-employees. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options is expensed over the vesting period with a corresponding increase to contributed surplus.

3. Cash and cash equivalents

At June 30, 2007, cash and cash equivalents include $619,600 (September 30, 2006 - $Nil) of restricted cash to secure two letters of credit under the Company's financing facilities (see Note 8). Subsequent to June 30, 2007, the restricted cash was released.

4. Inventory

Inventory is comprised of the following:

	June 30, 2007	September 30, 2006
Finished goods	$ 10,343,213	$ 10,587,148
Work-in-progress	3,896,091	4,491,649
Supplies	1,644,932	1,557,316
Raw materials	1,506,391	302,781
Product shipped with right of return	1,306,155	1,486,611
	$ 18,696,782	$ 18,425,505

5. Patents and registered trademarks

June 30, 2007	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,248,825	$ 556,900	$ 691,925
Registered trademarks	191,520	85,730	105,790
	$ 1,440,345	$ 642,630	$ 797,715

5. **Patents and registered trademarks** (cont'd)

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

During the three and nine month periods ended June 30, 2007, the Company recorded patents and trademarks amortization expense of $18,879 and $58,581 respectively (2006 - $18,823 and $57,558).

6. **Property and equipment**

June 30, 2007

	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 7,383,761	$ -	$ 7,383,761
Land	490,812	-	490,812
Lab equipment	436,541	100,392	336,149
Computer hardware	394,225	122,034	272,191
Furniture and equipment	379,264	144,482	234,782
Computer software	284,161	149,270	134,891
Leasehold improvements	94,879	87,287	7,592
Equipment under capital leases	52,434	32,057	20,377
Automobiles	44,788	24,135	20,653
	$ 9,560,865	$ 659,657	$ 8,901,208

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Equipment under capital leases	52,434	28,461	23,973
Automobiles	44,788	18,139	26,649
	$ 3,623,717	$ 431,545	$ 3,192,172

During the three and nine month periods ended June 30, 2007, the Company recorded property and equipment amortization expense of $60,984 and $227,729 respectively (2006 - $67,532 and $157,948).

7. Prepaid intra-group tax asset

During the 2006 fiscal year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the 12.9 year useful life of the transferred asset. During the three and nine month period ended June 30, 2007, the Company has recognized $51,833 and $155,499 (2006 - $Nil and $Nil) of this expense.

8. Financing facilities

The Company is in the process of finalizing the demand operating line of credit with a maximum of $10,000,000 by registering the associated collateral security. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August to a maximum limit of $6.0 million. As part of the operating line facility the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Nova Scotia prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the Company will have available a $6,175,000 three year term financing loan for the construction of the new headquarters and research centre on land held under a capital lease. The facility bears interest at the Bank of Nova Scotia prime rate plus 0.75% per annum; the interest rate can also be fixed by the Company.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares at a cost of 0.5% per month commencing July 16th, 2007.

At June 30, 2007, the Company had two standby letters of credit in the amount of $124,000 and $495,600 which will remain in effect respectively until December 31, 2007 and December 1, 2008. These letters of credit were secured under a cash collateral agreement; subsequent to June 30, 2007, the secured cash collateral was released.

9. Customer deposits on product shipped with right-of-return

The Company has received customer deposits totaling $10,929,255 (September 30, 2006 - $1,773,559) for product shipped with right-of-return. At June 30, 2007, one customer represented $6,785,399 or 62.1% (September 30, 2006 – two customers represented $1,503,689 or 84.78%) of the total customer deposits. The Company has received inventory returns requiring refund of $4.6 million and has authorized additional returns of approximately $2.7 million.

If the risk of product return is substantially eliminated, the revenue from the product shipment is recognized and liability for the customer deposit is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

10. Obligations under capital leases

The following is a schedule by fiscal year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 1,518
2008	2,897
2009	1,736
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,161,616
Less: amounts representing interest at an imputed rate of 10%	652,761
Balance of obligations under capital leases	508,855
Less: current portion	3,523
Long term balance of obligations under capital leases	$ 505,332

11. Deferred revenue

Deferred revenue at June 30, 2007 consists of deposits totalling $180,000 (September 30, 2006 - $150,000) received from two customers. These deposits require a guaranteed volume of inventory to be available to these customers at any given time. These deposits will be recognized as revenue when the customers draw the inventory.

12. Share capital

Authorized:

Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares, voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	1,127,666	255,570
Recognition of fair value of options exercised	-	156,972
Balance June 30, 2007	103,901,006	$ 22,845,648

12. Share capital (cont'd)

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares.

As at June 30, 2007 there are 10,242,935 (September 30, 2006 – 14,770,601) stock options outstanding, which are exercisable at prices ranging from $0.15 to $4.32 and expire between May 5, 2008 and December 14, 2011. A summary of the status of the Company's stock options for the period presented and changes during the periods ended on those dates are as follows:

June 30, 2007	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,770,601	$ 1.26
Granted	100,000	2.98
Forfeited/cancelled	(3,500,000)	2.84
Exercised	(1,127,666)	0.23
Outstanding, end of period	10,242,935	$ 0.85
Exercisable, end of period	9,086,935	$ 0.57

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

12. Share capital (cont'd)

Stock options (cont'd)

The following table summarizes information about the stock options outstanding at June 30, 2007:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.15	3,822,492	0.85	3,822,492
0.20	20,000	0.98	20,000
0.25	33,000	1.26	33,000
0.50	250,000	1.97	250,000
0.57	143,000	2.09	143,000
0.71	813,916	1.53	813,936
0.74	3,600,527	1.86	3,600,527
2.62	250,000	3.05	50,000
2.84	895,000	2.68	342,000
2.98	100,000	4.46	-
3.29	200,000	3.95	-
3.42	10,000	3.67	2,000
4.04	55,000	4.19	-
4.32	50,000	3.41	10,000
	10,242,935		9,086,955

13. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

13. Contributed surplus (cont'd)

During the period, contributed surplus has changed as follows:

	9 month period ended June 30, 2007	Year ended September 30, 2006
Balance, beginning of period	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	1,536,921	2,653,024
- Non-employees	85,900	61,113
Forfeiture of options	(349,117)	-
Recognition of fair value of stock options exercised	(156,972)	(165,838)
Balance, end of period	$ 7,586,617	$ 6,469,885

Stock based compensation expense is the fair value of granted options, expensed over the estimated life of the option. The fair value of granted options is calculated using the Black-Scholes option pricing model. No options were issued in the three month period ended June 30, 2007. The following table summarizes the assumptions used to calculate the fair value:

	Nine month period ended June 30, 2007	Year end September 30, 2006
Total options granted	100,000	335,000
Weighted average exercise price	$2.98	$3.58
Weighted average risk-free interest rate	3.86%	4.14%
Weighted average expected life	5 years	5 years
Weighted average vesting period	5 years	5 years
Weighted average volatility	106.96%	111.52%
Weighted average dividend yield	-	-
Weighted average fair value	$2.35	$2.89

14. (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the following periods:

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Numerator for basic (loss) earnings per share	$ (1,871,272)	$ (1,772,173)	$(8,751,145)	$ 3,631,003
Denominator:				
Weighted average common shares	103,804,852	102,051,582	103,516,297	101,741,085
Dilutive effect of stock options	6,983,423	9,699,362	7,808,157	10,666,887
Denominator for diluted (loss) earnings per share	110,788,275	111,750,944	111,324,454	112,407,972
(Loss) earnings per share				
- Basic	$ (0.02)	$ (0.02)	$ (0.08)	$ 0.04
- Diluted	$ (0.02)	$ (0.02)	$ (0.08)	$ 0.03

15. Supplemental cash flow information

	June 30, 2007	September 30, 2006
Cash consist of:		
Balances with banks	$ 3,353,225	$ 8,209,878
Cheques in transit	(587,993)	(296,597)
	$ 2,765,232	$ 7,913,281
Interest paid	$ 62,669	$ 60,626
Income taxes paid	$ 8,663,804	$ -
Non-cash financing and investing activities:		
Increase of assets under capital leases	$ 35,920	$ 467,162

16. Related party transactions

During the three month period ended June 30, 2007, Vet Ex Inc. repaid the Company $37,407 in intercompany loans.

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

17. (Gain) loss on foreign exchange

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Loss on foreign currency transactions	$ 98,202	$ 24,847	$ 171,865	$ 55,135
(Gain) on foreign currency translation	(919,273)	-	(602,037)	-
	$ (821,071)	$ 24,847	$ (430,172)	$ 55,135

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

18. Income taxes

Scientific research and experimental development (SR & ED)

The Company has fully utilized the Scientific Research and Experimental Development pool (2006 - $1,617,172) and non-refundable SR & ED investment tax credits (2006 - $700,253) in computing taxable income for the previous year.

Non-capital loss

The Company has $13,892,810 of non-capital losses available which can be carried forward. $13,849,195 of this benefit has not been recognized in these financial statements; the tax affected value of these losses is $2,021,468. These losses are available to reduce income taxes in future years and if not utilized, will expire between 2014 and 2027.

18. Income taxes (cont'd)

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Expected income tax expense (recovery) at 33.90% (2006–33.69%)	$ (612,870)	$ (864,009)	$ (1,583,757)	$ 2,399,248
Increase (decease) resulting from:				
Non-deductible items	(77,919)	193,790	151,791	717,727
SR&ED adjustments	-	15,620	-	264,469
R&D adjustment	8,695	(14,086)	-	60,821
Other items	(16,991)	(2,939)	(506)	6,772
Intra-group transaction expense	51,833	-	155,500	15,377
Income tax rate adjustment	(10,253)	15,278	(4,750)	26,127
Jurisdictional rate differential on foreign subsidiaries	401,553	-	2,901,523	-
Foreign currency translation adjustment	4,592	-	116,241	-
Jurisdictional rate differential on intercompany profit elimination	(282,270)	-	322,265	-
Change in valuation allowance	597,213	-	2,021,468	-
Income tax expense	$ 63,583	$ (656,346)	$ 4,079,775	$ 3,490,541

18. Income taxes (cont'd)

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	June 30, 2007	September 30, 2006
Current assets		
Share issue costs	$ 896	$ 3,906
Reserves	3,523	4,828
Intercompany profit elimination	624,359	507,893
Deferred revenue with risk of return	124,627	475,201
Non-capital losses carried forward	2,035,477	9,762
	2,788,882	1,001,590
Current liabilities		
Investment tax credits applied	-	(237,347)
Non-current liabilities		
Capital and other assets	(82,444)	(112,800)
Less: valuation allowance	(2,021,468)	-
Net future tax asset	$ 684,970	$ 651,443

A valuation allowance is recognized to the extent that recoverability of future tax assets is not considered more likely than not.

19. Segmented information

Geographic information

Product Sales

	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Canada	$ 3,045,160	$ 3,241,775	$ 32,719,008	$ 33,054,237
United States	169,533		960,045	2,241
Other	-		-	40,537
	$ 3,214,693	$ 3,241,775	$ 33,679,053	$ 33,097,015

19. Segmented information (cont'd)

Property, plant and equipment, patents and trademarks

	June 30, 2007	September 30, 2006
Canada	$ 8,968,676	$ 3,290,963
United States	1,072	-
Other	729,175	774,939
	$ 9,698,923	$ 4,065,902

Significant customers

During the three month period ended June 30, 2007, four (2006 - four) major customers accounted for $1,760,548 or 54.8% (2006 - $1,685,854 or 52.0%) of the Company's product sales.

During the nine month period ended June 30, 2007, four (2006 – four) major customers accounted for $17,792,539 or 52.8% (2006 - $21,312,475 or 64.4%) of the Company's product sales.

20. Commitments

a) The Company has entered into operating lease agreements for premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from October 31, 2007 to September 30, 2010, and for which minimum lease payments total $894,969.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 119,947
2008	370,839
2009	284,183
2010	120,000
Total minimum lease payments	$ 894,969

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 390,692
2008	1,284,812
2009	212,680
	$ 1,888,184

20. Commitments (cont'd)

c) The Company has entered into contractual obligations related to future research and development expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 94,277
2008	45,408
	$ 139,685

d) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Alberta, Canada. Estimated total project costs are $10.5 million with $7,383,791 incurred to date. Project completion is scheduled for the fall of 2007.

21. Cyclical nature of business

The Company's lead product's sales, cost of goods sold and advertising and marketing expenditures are greater in the first, second and fourth quarters of the fiscal year.

22. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. On February 13, 2007 the status of the joint venture became inactive.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

	June 30, 2007	September 30, 2006
Assets		
Cash and cash equivalents	$ -	$ 22,480
Liabilities		
Accounts payable and accruals	$ 77	$ 77

22. **Joint venture** (cont'd)

Product sales, expenses and cash flows for the:	Three month period ended June 30		Nine month period ended June 30	
	2007	2006	2007	2006
Expenses				
Research and development	$ -	$ 8,948	$ -	$ 8,948
Interest and bank charges	6	12	36	30
Net (loss) earnings	$ (6)	$ (8,960)	$ (36)	$ (8,978)
Cash flows				
Cash flows from operating activities	$ (6)	$ (12)	$ (36)	$ (30)

23. Comparative figures

Certain prior year figures have been reclassified to conform to current period's presentation.

24. Subsequent events

Cease trade

On July 11, 2007, the Company's stock (TSX:CVQ) resumed trading on the Toronto Stock Exchange. This is following the Securities Commissions in Alberta, Ontario and British Columbia lifting their Cease Trade Orders. The Company fulfilled the conditions of all Cease Trade Orders when it filed restatements on June 14, 2007 of its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006 and when it filed financial statements for the second quarter of 2007 for the three-month period ended March 31, 2007.

Class-action lawsuits

As stated in certain recent media reports, on July 20, 2007, a class action lawsuit was issued in the Ontario Superior Court of Justice against the Company and certain officers and directors, Gordon Tallman, Harry Buddle and Jacqueline Shan and the Company's former auditor. The lawsuit was commenced by two shareholders and seeks certification of a class action on behalf of any persons who acquired the Company's securities between December 11, 2006 and March 23, 2007. The lawsuit relates to allegations concerning the Company's audited financial statements for the year ended September 30, 2006, and its interim unaudited financial statements for the first quarter of fiscal 2007. The lawsuit alleges the financial statements for those periods were misleading. An almost identical lawsuit commenced by one shareholder has been filed in the Calgary Court of Queen's Bench

None of the defendants has been served and the matters raised in the claim are, at this stage, unproven allegations that will be vigorously defended. Leave of the Ontario and Alberta courts have not been granted for the claims to proceed as a secondary market securities class action and the claims have not been certified as a class action at this stage.

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email:Gordon.brown@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: August 14, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1139804
FILING TYPE	Interim Financial Statements
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Exchange
DOCUMENT TYPE	Financial Statements
FEES PAID	N/A
DATE FILED	August 10, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter
June 30, 2007

CV Technologies Inc.

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The interim consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the restated audited consolidated financial statements for the year ended September 30, 2006, the restated unaudited interim consolidated financial statements for the three month period ended December 31, 2006, and the unaudited interim consolidated financial statements for the three and nine month periods ended June 30, 2007 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the three month period ended June 30, 2007 is prepared and contains disclosure of material changes occurring up to and including August 8, 2007.

Forward-looking Statements

Management's discussion and analysis (MD&A) contains certain forward-looking information and statements within the meaning of applicable securities laws. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "possible", "potential", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The forward-looking information and statements contained in this MD&A speak only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Restatement of Financial Results

As disclosed in the Company's financial statements, the Company has restated its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and its revenue recognition policy as it related to product returns in the U.S.

In the fourth quarter of 2006, the Company entered the U.S. market and recognized revenue with the revenue recognition criteria described in the notes to the consolidated financial statements. Given that the U.S. was a new market and COLD-fX® was a new product for this market, the Company has now realized that in an absence of a history of returns, the criteria to recognize revenue was not met. The appropriate application of the recognition policy would have prevented the recognition of such revenues until the right of return was substantially eliminated. Analysis of the Company's revenue recognition policy following the determination of slower than anticipated consumer product purchases indicated greater than anticipated risk of product return. Prior to this restatement, the Company recorded revenue from the U.S. with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of returns was substantially eliminated.

The Board of Directors determined that restatement of the Company's consolidated financial statements and the appropriate application of its revenue recognition policy was warranted to correct the effects of this policy application oversight, to ensure consistency with GAAP, and to correct an overstatement of U.S. product sales. The effect of the restatement, including the identification and correction of related misstatements in the previously issued consolidated financial statements, are reflected in the Company's restated consolidated financial statements and accompanying notes.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self-sustaining. The Company concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self-sustaining foreign operations. The translation of these subsidiaries, which operate in U.S. dollars, has been amended from the current rate method to the temporal method.

The total cumulative impact of the restatement of the financial statements for the fiscal year ended September 30, 2006 was to decrease shareholders' equity by $3.4 million. The cumulative impact on shareholders' equity as at September 30, 2006 was primarily the result of a reversal of $5.6 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $3.5 million. Total assets decreased by $1.2 million and total liabilities increased by $2.2 million.

The total cumulative impact of the restatement of the financial statements for the three month period ended December 31, 2006 was to decrease shareholders' equity by $5.5 million. The cumulative impact on shareholders' equity as at December 31, 2006 was primarily the result of a reversal of $2.5 million in net revenue recognized on U.S. shipments. Total assets increased by $2.7 million and total liabilities increased by $8.2 million.

Company Overview

CV Technologies Inc. (TSX:CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting an influenza or respiratory syncytial virus (RSV) infection (confirmed by both laboratory testing and symptoms) in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of upper respiratory infections per person by 25% and reduced the number of recurrent infections by 56%. Symptom severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

The three principle commercial products are:

- COLD-fX® — Helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system
- REMEMBER-fX® — Helps enhance mental alertness
- CELL-fX® — Helps relieve symptoms of bone and joint pain and assists in the formation of connective tissue

While the Company is developing plans to market PRESSURE-fX®, it does have a U.S. distribution partner that it is currently selling PRESSURE-fX® bulk ingredient. Management is contemplating the re-launch of AD-fX® and MENTA-fX® in 2008 for the Canadian market. No decision on a launch date has been reached at this time.

Third Quarter Executive Summary

- Cost containment proceeding well
- Credit facilities being finalized with new bank
- Customer return of excess inventory in U.S.
- Building construction is proceeding with occupancy expected in October
- COLD-fX® continues to be the number one selling cold and flu remedy in Canada (Nielsen MarketTrack Service National all Channel dollar sales for the categories of Cold Remedies (including antihistamines) and Supplements & Products, 52 weeks ending June 9, 2007).

In the third quarter, management was successful in implementing its cost containment program. Expenditures related to the U.S. launch were sharply reduced in the third quarter and brought into line with seasonal sales levels. The Company is continuing to implement its recovery plan and is preparing its strategy and operating plan for 2008. Management is focused on preparing for the upcoming cold and flu season, and strengthening and growing its Canadian business.

During the quarter significant management time, resources and professional fees were incurred in dealing with the restatements for the previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. In the fourth quarter, class action lawsuits and completion of the Company's internal controls over financial reporting to meet the requirements under MI 52-109 are expected to divert a significant portion of management's time and corporate resources.

Liquidity and Capital Resources

Cash and working capital

As at June 30, 2007, the Company had $2.8 million of cash and cash equivalents on hand and had $4.0 million in working capital (See Non-GAAP Financial Measure and Reconciliations). The reduction in working capital resulted from investments in the construction of its new headquarters and research centre, and the seasonal slow down in sales.

The combined effects of investments in sales, marketing and public awareness programs related to entry into the U.S. marketplace in the first and second quarters of fiscal 2007 and slow U.S. sales contributed to the $12.4 million reduction in year to date net earnings from the prior year. Consolidated loss after tax was $1.9 million compared to a loss of $1.8 million for the same quarter of the previous year.

Comparative liquidity and capital structure (In thousands)	Quarter 3 Jun 30, 2007	Quarter 3 Jun 30, 2006	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Cash and cash equivalents	2,765	16,958	7,913	5,952
Working capital [1]	3,987	22,275	16,385	16,928
Year to date EBITDA [1]	(1,683)	(2,384)	4,464	8,967
Long-term liabilities	775	94	745	70
Shareholders' Equity	16,303	25,808	23,525	19,840

[1] See Non-GAAP Financial Measures and Reconciliations

Cash flow from operations

The Company's total operating expenses for the quarter were $3.8 million and for the nine month period ended June 30, 2007 were $29.2 million. In comparison, total operating costs were $4.8 million and $17.1 million for the same periods of the prior year. These expenses included non-cash operating costs (stock compensation and amortizations) of $0.2 million for the three month period and $1.8 million for the nine month period ended June 30, 2007.

In the third quarter of fiscal year 2007, the cash flow used by operations was $6.6 million. The primary components included a loss for the quarter ($1.9 million), a decrease in liabilities including customer deposits on product shipped with right-of-return ($6.5 million), accounts payables ($2.4 million) and income taxes payable ($1.5 million), offset by future taxes ($0.7 million) related to U.S. product returns and decreases in assets including accounts receivables ($2.8 million), inventory ($1.5 million) and prepaid expenses and deposits ($0.3 million).

In comparison to the third quarter of the prior year when cash used by operations was $3.6 million, the cash flow used in the third quarter of fiscal year 2007 was $6.6 million. The primary differences between the quarters were from decreases in customer deposits (refunds of $6.5 million), accounts payables ($3.5 million) and taxes payable ($0.8 million) offset by increases in future taxes ($0.7 million) related to U.S. product returns and inventory ($5.6 million) and a decrease in accounts receivable ($2.0 million) and stock compensation expense ($0.6 million).

In comparison to the first nine months of the prior year when cash flow generated by operations was $11.9 million, the cash flow generated in the first nine months of fiscal year 2007 was $0.5 million. The primary differences contributing to the reduction of $11.4 million in cash were a result of a decrease in earnings of ($12.4 million), a decrease in income taxes payable ($6.3 million) a decrease in accounts payable ($4.9 million), future income taxes ($1.2 million) and a decrease in stock based compensation

($0.8 million). The cash outflows were offset by an increase in customer deposits ($9.2 million), a decrease in inventory ($3.9 million), and a decrease in prepaid expenses ($1.0 million).

The Company currently has a significant amount of its cash resources invested in inventory. Typically, the Company manages supply risk by establishing and maintaining a scheduling program to ensure a one year supply of bulk ingredients and finished goods inventory is maintained to meet seasonal demand. Slow U.S. sales and planning decisions to build inventory to ensure product availability in the U.S. with uncertain consumer demand in the U.S. marketplace resulted in significant quantities of inventory on hand. Product sales of $50 million require approximately $8 million in finished goods and bulk ingredients.

Major cash flow components (in thousands)	Quarter 3 Jun 30, 2007	Quarter 3 Jun 30, 2006	Year to Date Jun 30, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Operating activities	(6,589)	(3,586)	489	4,180	6,124
Financing activities	49	29	243	296	855
Investing activities	(2,125)	(758)	(5,880)	(2,515)	(846)

The following chart illustrates quarterly cash flows from operations in fiscal years 2005 through 2007.



Cash Flow from Operations
$ Millions
15
10
5
0
(5)
(10)
Q1
Q2
Q3
Q4
YTD
2005
2006
2007

Cash flow from financing activities

The Company's financing activities in the third quarter of fiscal year 2007 provided $49 thousand in cash ($29 thousand in same quarter of fiscal year 2006). Financing activities for 2007 were predominantly composed of $53 thousand received through the issuance of capital stock on the exercise of stock options (350,000 common shares at an average of $0.15 per share) compared to $47 thousand received in the same quarter of fiscal 2006. Repayment of leases in the third quarter was $3.5 thousand compared to $18 thousand in the same quarter of fiscal 2006.

Cash flow used in investing activities

The Company's investing activities in the third quarter used $2.1 million ($758 thousand in the third quarter of fiscal year 2006). Investing activities primarily involved the construction of the Company's new corporate headquarters and research centre. The forecasted cost of the building construction is $10.5 million. Expenditures for patents and registered trademarks involved the protection and development of its intellectual property.

To June 30, 2007, physical construction is estimated to be 70% complete and the forecasted occupancy date is October 2007. The schedule was extended due to the availability of trades and general labourers and certain materials, exceptionally wet winter and spring seasons, and resolution of fire protection items prior to installation of drywall. No major spending variances are expected as most major contracts have been finalized.

Liquidity

In the restated first quarter interim consolidated financial statements, the Company reversed the revenue recognition of U.S. product shipments with an implicit or explicit right of return and reclassified customer payments on shipments of inventory as customer deposits.

At the end of June 30, 2007, customer deposits of $10.9 million represented payments received on shipments of inventory with a right of return. In April 2007, the Company refunded $5.8 million of customer deposits and has approximately $4.6 million outstanding on returned product. Additional returns have been authorized requiring refunds of approximately $2.7 million. The amount and the timing of the actual returns and the effect of cash refunds on the Company's cash position are difficult to predict.

As of June 30, 2007, estimated inventories were reduced to $18.7 million of which $1.3 million is product shipped to customers with the right of return. Consequently, the Company has decided that it is prudent to bring some U.S. product into Canada for sale this fall. The additional costs to repackage inventory are anticipated to reduce gross margins by 5% to 7%. Because sales are seasonally slow during the summer, initiation of the cycling of inventory into receivables and cash receipts in Canada is anticipated to take place in the fourth quarter of fiscal year 2007, and the first two quarters of fiscal year 2008. The Company is also working with U.S. customers in preparing for the fall season.

The Company's U.S. experience has shown that shipments and the resulting invoices may be at risk of payment delay as customers are monitoring their sales to consumers. In the summer months, cash flow from collection of receivables decreases with slowing sales and is less than cash disbursements. In Canada, cash receipts on accounts receivable are typically within 30 to 60 days.

The timing of refunds of customer deposits related to returned product and slow summer sales will affect cash flow. There is uncertainty on when customer returns will occur and when customer refunds will be expected. Payments to vendors range from approximately 30 to 90 days. If forecasted cash inflows are less than expected, payments terms are usually lengthened. The Company is currently reducing costs to reduce cash requirements.

The Company is in the process of completing security documentation with its new bank and anticipates finalization by the end of August. Credit facilities for construction of the new building also require completion of the same security documentation. Management expects to utilize the credit facilities in operations and for the building in the fourth quarter (see Liquidity risk and following section-Financing facilities).

The Company's working capital and capital expenditure requirements depend upon numerous other factors including, but not limited to, the success and timing of the introduction of new products or entry into new markets, consumer demand, right of returns held by customers, timing of market development programs, construction costs and long-term focus on product research and development activities.

Financing facilities

On June 12, 2007, the Company entered into a commitment letter granting the Company a demand operating line of credit up to a maximum limit of $10 million. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility, the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing of $6.2 million for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the Company can also fix the interest rate.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares. The Company is in the process of completing security documentation with its new banking partner and anticipates finalization by the end of August.

Share capital, stock-based compensation and director's compensation

On December 8, 2006, the directors approved a compensation system to align with industry standards. Effective January 1, 2007, director compensation moved to cash compensation increasing the annual retainer to all Board members, the Board chair and committee chairs. The revised compensation system is as follows: Annual Retainer-$25,000, Board Chair-additional $15,000, Committee Chair-additional $5,000, Board Meeting-$1,000 and Committee meeting-$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of director compensation.

On December 14, 2006, the Board granted 100,000 options for common shares exercisable at a fair market value of $2.98 per share vesting at 20% per year. The fair value of options granted was

$235 thousand or $2.35 per option. This grant was subject to shareholder approval and passed at the Annual General Meeting held in February 2007.

In January 2007, an employee exercised 25,500 options for cash proceeds of $18,105.

Pursuant to a shareholder resolution on February 21, 2007, the Company adopted amendments to the Company's stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares. This change is an increase of 3,000,000 common shares from the previous limit of 19,170,442 common shares.

On May 10, 2007, Dr. Jacqueline Shan voluntarily surrendered and relinquished all rights and privileges associated with the March 2005 option grant. This was accepted by the Board of Directors at the May 14, 2007 meeting. The forfeiture of these options will result in a savings of $4.6 million in stock compensation expense over the next three years. Vested options remain as stock compensation expense and contributed surplus.

Related party transactions

During the three month period ended June 30, 2007, Vet Ex Inc. repaid the Company $37,407 in intercompany loans.

During the fiscal year 2006, the Company paid $14,914 (2005 - $30,080) in supplemental study fees to an independent third party on behalf of Vet Ex Inc., which is controlled by the Company. This project involves an animal study on the effect of HT1001, the active ingredient in REMEMBER-fX® on memory and cognition in adult dogs. The central nervous systems of dogs have similarities to humans and findings in this study would support research on REMEMBER-fX®.

An insider of the Company provided a $5 million guarantee, secured by common shares, as part of the collateral for the new financing facility. Commencing July 16, 2007, the Company will incur fees of 0.5% per month.

Outstanding shares

As of August 8, 2007:

- Number of issued and outstanding common Class A shares 103,901,006
- Number of outstanding, unexercised stock options 10,242,935

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2008 to 2011.)

Results of Operations

Profitability

Consolidated loss after taxes was $8.8 million compared to consolidated net earnings of $3.6 million for the same nine month period of the prior year, a decrease of $12.4 million. The loss before taxes was $4.7 million compared to earnings before taxes of $7.1 million for the same nine month period of the prior year.

The quarterly consolidated loss after taxes was $1.9 million compared to consolidated loss after taxes of $1.8 million for the same quarter of the prior year, a decrease of $0.1 million. Loss before taxes was $1.8 million compared to a loss before taxes of $2.4 million for the same quarter last year.

Slow seasonal product sales in both Canada and the U.S., higher fixed operating costs, implementation of cost containment initiatives, and higher cost of goods manufactured for the U.S. from warehousing and distribution costs affected consolidated net earnings. Canadian sales decreased slightly from the same quarter last year, while sales on a year to date recorded a slight increase. An analysis of components of the earnings statement is as follows.

Revenue

The Company reported net product sales of $3.21 million for the third quarter of fiscal 2007, a slight decrease of 0.8% from the $3.24 million reported in the same quarter in fiscal 2006. Net sales for the first nine months of fiscal 2007 totalled $33.7 million, an increase of 1.8% from the $33.1 million of the corresponding period in the previous year.

The third quarter sales were consistent with last year. The third quarter sales are also at the seasonal low for consumer demand. As previously reported, a national decrease of 9% in the number of respiratory illnesses as reported by the Flu/Cold/Respiratory Illness Activity Notification (FAN®) Program from Surveillance Data Intelligence (SDI) for the 28-week period ending March 23, 2007 contributed to a decline in consumer demand during the second quarter. The decrease in cold and flu activity was most pronounced in Western Canada, historically the leading sales region for COLD-fX®.

Third quarter U.S. net sales were $170 thousand while the Company continued efforts in developing and maintaining distribution channels. The U.S. market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the positive word of mouth experiences already achieved within Canada. The third quarter represented a period of curtailment of investments in marketing support in the U.S. to better align expenses with sales and seasonal demand.

Brand building in the U.S. will also require patience to garner the same success experienced in Canada. As the Company executes its strategy, management believes consumers will benefit from and experience the medical benefits of COLD-fX®. The third quarter also represented a period of curtailment of investments in marketing support in the U.S. to better align expenses with sales and seasonal demand.

The Company has not changed pricing of its products between the comparative periods.

Gross margin and inventories

Gross margin in the third quarter of fiscal 2007 was 59.6%, a decrease of 8.9% from 68.5% in the same quarter in fiscal 2006 and a decrease of 14.3% from 73.9% in the first quarter of fiscal 2007. The decrease in gross margin was primarily the result of fixed distribution and logistic costs associated with the high U.S. inventories and inventory valuation adjustments. Increased warehousing costs related to larger inventories and manufacturing indirect costs had a proportionally larger impact on third quarter as sales were at a seasonally low point. These costs were not incurred until the fourth quarter of fiscal 2006 in preparation for entry into the U.S. With larger inventories, allowances and reserves were made for product quality control and potential obsolescence of certain inventories. Gross margins were expected to decrease during the summer as sales decrease relative to fixed manufacturing and distribution costs, and as U.S. inventories are repackaged. Repackaging will start in the fourth quarter.

The Company received notification from its broker that U.S. Customs and Border Protection had approved the initial refund of duties paid on a prior border entry of COLD-fX bulk ingredient shipments. This approval by U.S. Customs set forth the general direction that it will take on refund of duties on all remaining border entries. Claims are being on a shipment-by-shipment basis and the current estimate of refundable duties is approximately $480 thousand.

In order to manage inventory levels, no significant manufacturing activities were undertaken in Canada and the U.S. during the third quarter. This curtailment will continue until on-hand inventory is reduced and distributed to customers.

Operating expenses

The fiscal 2007 third quarter operating costs as a percentage of sales decreased from 148.1% to 118.5% on a quarter-over-quarter basis (increased from 51.7% in fiscal year 2006 to 86.6% in fiscal 2007, on a year to date basis). The Company invested heavily in its U.S. launch resulting in a significant increase in advertising and marketing expenses in the first and second quarters of fiscal 2007. Operating expenses for the third quarter of fiscal 2007 were $3.8 million compared to $4.8 million in the same quarter of the prior year.

This $1.0 million (20.7%) decrease in operating expenses over the same quarter from the prior year is comprised of the following:

- Foreign exchange gains increased by $0.8 million quarter over quarter. The company carries a large net liability in U.S. currency that benefited the Company with the strengthening of the Canadian dollar. This could reverse if the Canadian dollar weakens. This represented 25.5% of net sales for the quarter (0.8% last year). Foreign exchange was reclassified into operating expenses from other income and expenses. The Company is now classifying its foreign subsidiaries as integrated operations rather than self-sustaining. Prior to restatement, the financial statements reported the foreign currency translations as other comprehensive income in the statement of equity.

- Research and development expenditures for the third quarter increased $0.7 million (117.7%) from the same quarter of last year. This increase was primarily the result of acquiring manufacturing research and development materials and continued progress with the Company's

multi-centre clinical trial in collaboration with Capital Health of Edmonton and the University of Alberta, involving senior citizens in Vancouver, Edmonton, Toronto and Halifax. The Hackensack clinical trial remains in progress. These expenditures were 38.1% of net sales in the third quarter of 2007 compared to 17.4% for the same period in the prior year.

- Advertising and marketing expenses decreased by $0.5 million (49.7%) in efforts to align expenses with sales and reduce costs during the summer. In fiscal year 2006, third quarter spending was 32.5% of net sales compared to 16.5% for the same quarter in fiscal year 2007. This improvement was the result of effective cost management.

- Contracted services, consulting and professional fees decreased by $0.2 million (20.3%) from the same quarter in the previous year, and remained consistent with the second quarter of 2007. The Company reduced the number of contractors and professionals in sales, marketing, brand building, and regulatory affairs designed to support its entry into the U.S. Included in these costs were ongoing contracts supporting sales, marketing, and public relations. Offsetting this reduction were increased professional fees related to the cease trade orders and restated financial statements for the year end September 30, 2006 and three month period ended December 31, 2006. In the same quarter of the prior year, costs were incurred in setting up the U.S. launch. In fiscal year 2007, these third quarter expenditures were 25.3% of net sales compared to 31.5% for the same period in the prior year.

- Salaries and stock-based compensation decreased by $0.1 million (8.6%). This decrease reflected reduced stock compensation offset by staffing increases over the same quarter in 2006. Stock-based compensation expense decreased approximately $0.6 million due to Dr. Shan's forfeiture of options while wages increased approximately $0.4 million. In fiscal year 2006, third quarter spending was 41.4% of net sales compared to 38.1 % in fiscal year 2007.

Income tax expense for the quarter was $64 thousand compared to a $656 thousand recovery for the same period last year. Income taxes were $4.0 million compared to consolidated loss before tax of $4.7 million for the nine month period. While Canadian strong earnings attracted tax, investments in the U.S. market created a loss in foreign operations. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible. The Company recognized valuation allowances on losses in other countries; therefore, many of the foreign taxable losses are not recognized as an asset.

Summary of Quarterly Results

(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007 Restated
Product sales	22,615	7,849	3,215		33,679
Gross margin	16,710	5,569	1,915		24,194
Gross margin %	73.9%	70.9%	59.6%		71.8%
Earnings (loss) before tax	(741)	(2,123)	(1,808)		(4,672)
Earnings (loss) after tax	(3,584)	(3,296)	(1,871)		(8,751)
EPS – Basic	$(0.03)	$(0.03)	(0.02)		$(0.08)
EPS – Diluted	$(0.03)	$(0.03)	(0.02)		$(0.08)
Total assets	60,078	49,254	37,106		37,106
Total liabilities	39,335	31,162	20,804		20,804
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006 Restated**	**Fiscal Year 2006 Restated**
Product sales	18,940	10,915	3,242	8,290	41,387
Gross margin	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	32,319	34,277	33,545	43,132	43,132
Total liabilities	7,458	7,331	7,737	19,607	19,607
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Product sales	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

COLD-fX® is the Company's best selling product. Consumers use the product to strengthen their immune system to prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal sales pattern. Customers commence purchasing in the fourth quarter, which carries forward into the first and second quarters of the following year. The spring and summer months are slow selling periods, while late summer, fall and winter experience significantly greater sales volume with the increase in the frequency and severity of colds and flu. Retailers will commence purchasing in late August and September to stock their shelves and replenish stock as required.

The Alberta economy is very robust. The Company is experiencing inflationary pressure on salaries and supply of certain goods and services. This pressure is likely to continue and the demand for skilled workers is very high.

U.S. launch

Sales to U.S. consumers slowed during the early summer and are expected to increase at the end of the summer. During the third quarter, one customer has decided to delist COLD-fX®. Consumer awareness and acceptance in the U.S. will take time to build.

Segmented Revenue
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007 Restated
Canada	22,191	7,483	3,045		32,719
U.S.	424	366	170		960
Other	-	-	-		-
Total	22,615	7,849	3,215		33,679
2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Canada	18,939	10,873	3,242	8,282	41,336
U.S.	-	2	-	8	10
Other	1	40	-	-	41
Total	18,940	10,915	3,242	8,290	41,387
2005	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Canada	11,304	10,474	2,775	7,189	31,742
U.S.	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Consolidated advertising expenditures for the first nine months were $15.2 million (45.2%) of product sales. Media and advertising expenses related to the U.S. were $10.1 million for the first nine months ($20 thousand in the third quarter). The Company anticipates reduced spending in the U.S. in the remainder of fiscal year 2007 and will adjust dependent on sales. Part of that discipline will be demonstrated by a more targeted marketing plan, which is expected to involve alternative distribution channels in addition to mass retailers and more targeted communication channels to reach consumers.

Research and development activity

fX Life Sciences International GmbH, a wholly owned subsidiary, reported last quarter that the patent entitled "A preparation derived from shark cartilage for treatment of diseases related to excessive PHF (Parathyroid Hypertensive Factor) or excessive intracellular calcium" was issued in China and was allowed in Hong Kong. In the third quarter, fX Life Sciences International received a Notice of Allowance for the related Korean patent as well as a Notice of Allowance for the related U.S. patent. A divisional patent was also filed for the related U.S. patent.

The U.S. patent and trademark office also issued patent #7 195 783 B2, entitled "Hypericin and *Hypericum* extract: specific T-Type calcium channel blocker, and their use as T-Type calcium channel targeted therapeutics", to fX Life Sciences International GmbH. This patent covers a *Hypericum*

perforatum Extract (Saint John's Wort) for use in the treatment of chronic heart failure, congestive heart failure, arrhythmia, hypo and hyperinsulinemia, hyperaldosteronemia, epilepsy and preterm labor.

The Company is in the second year of the multi-centre trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of COLD-fX® on influenza and cold viral infections. Completion of recruitment for all four sites occurred in December 2006 and the study has moved into the analysis phase.

The Company continues to review the potential of a Phase III clinical trial to support a U.S. Over-The-Counter (OTC) new drug cold and flu application for CVT-E002, the active ingredient in COLD-fX®.

The Company is continuing to investigate future development of CVT-E002 for immune support in cancer based, in part, on positive pre-clinical results obtained in a research study at McGill University under the direction of Dr. Sandra Miller, Professor, Department of Anatomy and Biology in the Faculty of Medicine. This study investigated the potential of CVT-E002 (the active ingredient in COLD-fX®) to ameliorate leukemia caused by viral infection. The positive preclinical results obtained this far support the hypothesis that CVT-E002 may have potential as a cancer therapy and may support the immune system during cancer treatment.

The National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) is currently funding the Company's research program to clarify the molecular mechanism of action of CVT-E002. Under this program, the Company has entered into a research contract with McMaster University in Hamilton to support a study on CVT-E002 led by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University. This study will continue for the remainder of 2007 and the Company is exploring further collaborations under this program.

On February 7, 2007, the Company announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey would participate in a randomized, double-blind, placebo-controlled trial of COLD-fX® to evaluate improvements in the immune health of front line medical workers.

HUMC infectious diseases researcher, Dr. Steven Sperber, is heading the study, which included blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells. Recruitment for this study was completed and the study is currently in the analysis phase.

Corporate Developments

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006 due to revenue recognition in the U.S. market. The Company, under the guidance of the Board of Directors, decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where the right of return is uncertain. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

The conditions set forth in the Consent Order were that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and

(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

If all four conditions were not satisfied by June 15, 2007, CVQ and Staff of the ASC were directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceased all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order which had the effect of continuing the foregoing cease trade for an indefinite period.

The Company was subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceased all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company filed an interim financial statement for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director made an order under section 164 of the Securities Act revoking this cease trade order.

Subsequent Events

Cease trade orders lifted

On June 14, 2007, the Company filed its restatements of the previously reported consolidated financial statements for the year ended September 30, 2006 and the interim consolidated financial statements for the three month period ended December 31, 2006. The Company fulfilled the conditions of all Cease Trade Orders when it filed these restatements and when it filed financial statements for the second quarter of 2007. The Securities Commissions in Alberta, Ontario and British Columbia subsequently lifted their Cease Trade Orders and on July 11, 2007, the Company's stock (TSX:CVQ) resumed trading on the Toronto Stock Exchange.

Class-action lawsuits

As stated in certain recent media reports, on July 20, 2007, a class action lawsuit was issued in the Ontario Superior Court of Justice against the Company and certain officers and directors, Gordon Tallman, Harry Buddle and Jacqueline Shan and the Company's former auditor. The lawsuit was commenced by two shareholders and seeks certification of a class action on behalf of any persons who acquired the Company's securities between December 11, 2006 and March 23, 2007. The lawsuit relates to allegations concerning the Company's consolidated audited financial statements for the year ended September 30, 2006, and its unaudited interim consolidated financial statements for the first quarter of fiscal 2007. The lawsuit alleges the consolidated financial statements for those periods were misleading. An almost identical lawsuit commenced by one shareholder has been filed in the Calgary Court of Queen's Bench.

None of the defendants has been served and the matters raised in the claim are, at this stage, unproven allegations that will be vigorously defended. Leave of the Ontario and Alberta courts have not been granted for the claims to proceed as a secondary market securities class action and the claims have not been certified as class actions at this stage.

Outlook

The Board and Management are well underway in implementing its business recovery and revitalization program.

Management is strengthening and preparing plans to expand the base of its Canadian business. Ross Montagano was hired as Chief Operating Officer and has assumed oversight responsibilities for day-to-day operations and initiating the development of comprehensive long-term strategic and operating plans for 2008.

The Company's core business in Canada continues to be very profitable. New ACNielsen figures show COLD-fX® continues to be the #1 selling cold and flu remedy in Canada, a position it has held since October 2004. Management plans to improve consumer awareness and education of healthcare professionals to develop its business and to focus on a strategy of educating consumers and building awareness of the year-round preventative use of COLD-fX®. Management will continue to execute its plans to achieve its growth objectives for the U.S. with COLD-fX®. Management believes the future for COLD-fX® is very promising.

Management is continuing to execute corporate restructuring and cost reduction initiatives to build on the recovery savings achieved in the third quarter. Management also expects to complete the new headquarters and research centre with scheduled occupancy in October. Interior construction is underway.

The Company is finalizing its U.S. strategy going forward, as part of discussions and strategic business reviews with customers and current business partners as well as potential new ones. Management is in discussions with potential strategic partners for development/expansion of our science to create new product opportunities internationally. The Company will continue to explore carefully the option of an FDA application for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu, which would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the U.S. competition.

Management continues to exercise strong cash flow management with cost containment, initiatives to reduce inventory, and better management of working capital. The Company is in the process of completing security documentation with its new banking partner and anticipates finalization by the end of August; however, the completion of such documentation cannot be assured.

During this period of recovery and resurgence, the Board and Management anticipate implementing essential strategic changes in our Company and thereby create a new vision for the future and a comprehensive plan to execute that vision.

Management is committed to making the Company's products strong performers within their categories. The Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and to become a well-recognized and respected supplier to consumers and the natural health products industry while providing a return on investment to shareholders.

Internal Controls over Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review processes of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of fiscal year 2006, the design and documentation of internal controls over financial reporting were completed, with the exception of the design and documentation of entity level controls (control environment) which was completed in February 2007. Certain non-material control gaps and remediation of those deficiencies are expected to carry through the 2007 fiscal year. The Company is in a period of rapid growth and will continue, as required, to modify the design, and implement controls over financial reporting during 2007.

In March 2007, the Company initiated a review of its revenue recognition policy and practices following awareness of the potential for significant product returns from U.S. customers. The potential for U.S. returns was significantly greater than estimated that the Company had made for the initial shipments. In this evaluation, management concluded the following material weaknesses existed in its internal controls over financial reporting:

- Instances of non-compliance with policies and procedures related to reviewing and communicating material arrangements entered into on behalf of the Company in a timely manner, including the identification and analysis of sales arrangements containing a right of return, adequate records of customer and vendor files, and documentation of the application of GAAP to such transactions;

- Non-compliance with policies and procedures related to processing and shipping of sales orders to new customers, including shipments without internal release of the sales order, confirmation of customer sales arrangements, credit review, and sufficient customer documentation; and

- Failure to appropriately apply GAAP to the initial recording of product sales when entering into a new market where a reasonable estimate for product returns was not possible; and insufficient internal cross-functional and external communication and coordination, including compliance with internal control processes, management override, and insufficient segregation of duties and training in certain areas, all of which affected the appropriate application of the revenue recognition policy.

These control deficiencies resulted in the restatement of the Company's consolidated financial statements for the year ended September 30, 2006 and interim financial statements for the three month period ended December 31, 2006 and materially affected revenue, cost of goods sold, income taxes, accounts receivable, inventory, liabilities, net earnings and retained earnings.

As part of the measures to correct the above weaknesses in internal controls over financial reporting, the Company has improved its contract review process and communicated the revised process within the Company. The Company has created a team, comprised of representatives from operations, finance and, if required, external legal counsel to analyze, review and document customer and vendor arrangements for their effects on the business, financial reporting and disclosures.

Intensive efforts will be initiated to expedite employee training and to complete the implementation of designed controls and procedures, with priority in the sales and purchasing cycles.

These efforts include the restructuring of management, including the hiring of Ross Montagano as Chief Operating Officer, the splitting of the sales and marketing responsibilities, and improving the environment of accountability, workloads, training, communication, and information flow between functional areas. Management and the Audit Committee also review performance and variance reporting to improve risk management, monitoring and accountability.

In certifying the previous financial statements for fiscal year ended September 30, 2006 and the three month period ended December 31, 2006, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) acknowledged responsibility for establishing and maintaining the Company's disclosure controls and procedures, and had evaluated, tested, and certified their design and effectiveness, according to MI 52-109, based on the information available at the time.

In that evaluation of disclosure controls, the following deficiencies were identified:

- Education of employees, and
- Control of website updates were non-current and obsolete information was not removed and information was not reviewed for material content.

Although employees have read the Disclosure and Insider Trading Policies, Core Values and Code of Conduct, and Employee and Business Protection Guide, the Company believes that educational sessions for new employees will provide additional assurance that there will be compliance with these policies. This educational process has commenced. A committee was formed and is comprised of representatives of Investor Relations, Communications, Scientific and Regulatory Affairs, Human Resources and Financial departments with the purpose to review, on a regular basis, website updates to mitigate risks of errors or omissions.

Awareness of significant returns subsequent to the original certification of disclosure controls caused the CEO and CFO to reconsider their conclusions on the effectiveness of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer proceeded to retest and re-evaluate the disclosure controls and procedures to determine if their conclusions were correct.

In re-evaluating disclosure controls, the following deficiency was identified:

- Non-compliance with policies and procedures in the sub-certification process of the filing of the Company's disclosures, in that material information on the conditions of business contracts and arrangements were not communicated in a timely manner

This deficiency contributed to a weakness in the Company's disclosure controls and procedures, which has now been corrected. Management believes a lack of understanding of the need to properly communicate material agreements appeared to have resulted in incomplete information being provided on the risk of product returns and consumer acceptance, and on sales and vendor agreements, which contributed to the accounting errors in revenue recognition. As discussed under Internal Controls over Financial Reporting, a review process was established to evaluate business arrangements and it is believed that this issue is resolved. Management is committed to implementing the improvements to the

disclosure processes and controls. Management will foster a culture of open communication and accountability in compliance with policies and procedures on a proactive basis. The Disclosure Committee has emphasized to Executive Management the importance of the communication of material information and changes in control systems in a timely manner to the CEO and CFO.

The CEO and CFO have concluded that the Company's disclosure controls and procedures do provide management with a reasonable level of assurance that the information required to disclose continuously in its annual and interim filings and other reports, is recorded, processed, summarized and reported or disclosed on a timely basis. This process continues to be frequently reviewed and refined. The Board of Directors and Management are concerned with the above control deficiencies, take these matters very seriously and are determined to ensure correction of these deficiencies that contributed to the need for restatement of the financial statements.

The Enterprise Risk Management Committee and Management continue to monitor the progress and improvements in the design, efficiency and implementation of controls over financial reporting and disclosures, with particular attention to the above internal control deficiencies and weakness. Notwithstanding the foregoing, no assurance can be made that the Company's disclosure controls and procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports

Risks and Uncertainties

The Company continues its growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful market share, the Company will be required to incur expenditures for marketing, advertising and public awareness programs. Future success is dependent on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products. The Company has Quality Control and Quality Assurance programs to monitor product quality. The Company also maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may affect revenues and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed, and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill pipeline, replenishment rates, consumer purchases, product returns, inventory levels, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand and sell-through rates. There can be no assurance that the Company will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers to mitigate risk areas.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline. In this three month period ended, four (2006 – four) major customers accounted for $1.8 million or 54.8% (2006 - $1.7 million or 52.0%) of net product sales.

Prospects for the Company's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial risks and risk management

The risks and uncertainties described below are those that the Company currently believes may materially affect its operations. This is not an exhaustive list and can change as the Company develops. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may become important factors that may materially affect the business. A more comprehensive discussion is available in the Company's Annual Information Form available on SEDAR.

Liquidity risk

Liquidity risk is the risk arising from the Company's inability to meet obligations when they come due in a timely manner, including, but not limited to, an inability to fulfill its contractual arrangements with suppliers and customers. The Company's liquidity strategy is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions. This capacity primarily arises from the Company's earnings, issuance ability in the debt and equity markets as well as its ability to generate liquidity from its balance sheet

The Company's strategy is to diversify its sources of funding and allocate its funding activities in accordance with market conditions, relative costs, and other factors. The Company believes that debt and securitization funding, combined with operating and investing activities, will provide sufficient liquidity to meet future funding requirements.

The Company is in the process of completing security documentation with its new banking partner and anticipates finalization by the end of August; however, the completion of such documentation can not be assured.

As the Company's operations are seasonal in nature, sales and incoming cash flows are lowest in the third quarter. Customers have exercised the right of return on significant product shipments resulting in the requirement to refund certain existing customer deposits. The Company's short-term cash requirements may exceed cash balances in the remainder of the fiscal year ending September 30, 2007. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, and the timing and extent of product returns and repayment terms. The outcome of these events is difficult to predict.

Inventory valuation, obsolescence and spoilage risk

The Company's inventories have a finite shelf life (up to five years). Raw materials, work in process and finished goods have expiry dates and are subject to competitive pricing, obsolescence and spoilage. All inventory items are reviewed with the sales and operations groups for obsolescence including products that are discontinued or may not be saleable, or materials that are no longer used in production. These revaluations and allowances are charged to the cost of goods sold as identified or required.

Foreign exchange risk

The Company is exposed to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's monetary assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the United States, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to a lesser degree Swiss francs.

As of June 30, 2007, the Company has not entered into any forward currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by credit management practices that include monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company is exposed to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made on high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company would be exposed to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labeling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. There can be no assurance that the Company will be able to comply cost-effectively with future laws and regulations. The Company complies with the guidelines set by regulatory agencies and "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance.

Market risk

In order to gain successful market share, the Company may be required to increase investments in marketing, advertising and public awareness programs. Future success depends on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval of its products, the degree of patent protection afforded to particular products and seasonality of demand for its products.

Consumer acceptance of the Company's products will depend upon a number of factors, including demonstration of clinical efficacy and safety; scientific and marketing advantages of its products over competitors' offerings; availability of acceptable pricing and adequate third-party reimbursement; and effectiveness of marketing and distribution methods for the products.

The Company may not have all the required clinical data and results to market its product pipeline in any jurisdiction. Current and future clinical or preclinical results may be negative, inconclusive or insufficient to allow the Company to market any of its product candidates. Obtaining data and results may also take longer than planned, or may not be obtained at all.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of the Company's financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to product sales, bad debts, inventories, deferred costs, investments, intangible assets, accrued liabilities and legal issues. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Useful lives and impairment of intangible assets and deferred development costs;
- Accrued liabilities;
- Contingencies;
- Income taxes;
- Inventory valuation;
- Stock-based compensation; and
- Capitalized interest.

Because of the identified correction in application of the revenue recognition policy, the Company has updated its revenue recognition policy in conjunction with the restatements of fiscal year ended September 30, 2006 and the three month period ended December 31, 2006.

Revenue recognition

The Company recognizes revenue in accordance with the CICA handbook Section 3400 Revenue and Emerging Issues Committee (EIC) Abstract 141 Revenue Recognition. EIC-141 states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria:

- Evidence of an arrangement exists;
- Upon delivery of the product or rendering of services;
- The seller's price to the buyer is fixed and determinable; and

- Collection is reasonably assured.

EIC-141 also states that revenue recognition occurs at the time of the sales transactions where the buyer has the right to return the product only if:

(1) The seller's price to the buyer is substantially fixed or determinable at the date of sale;
(2) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3) The buyer's obligation to the seller would not be changed in the event of physical destruction, loss or damage of the product;
(4) The buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6) The amount of future returns can be reasonably estimated.

The Company recognizes revenues for product sales when the title and risk of ownership transfers to the customer, and the criteria of EIC-141 are satisfied, which is generally at the time of delivery of products to customers. Product sales represent total gross revenues less allowances for customer credits, including estimates of discounts and allowances, rebates, charge-backs, and product returns.

The Company establishes allowances for estimated rebates, charge-backs and product returns based on numerous qualitative and quantitative factors, which include:

- The number of and specific terms of arrangements with customers;
- Estimated levels of inventory in the distribution channel;
- Historical rebates, coupon redemption rates, charge-backs and returns of products;
- Direct communication with customers;
- Anticipated introduction of competitive products;
- Anticipated pricing strategy changes by the Company and/or its competitors;
- Analysis of sales data gathered by a third-party data provider;
- The effect of regulatory changes; and
- The estimated remaining shelf life of products.

The Company uses internal forecasts, historical sales data, information gathered from customers and external data providers and judgment, to determine the estimated amount of product sold to customers, product in the sales channel or customer inventories, and to assess risk of returns. This forecast is based on input from members of the sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, promotional programs, direct communication with customers and potential product expiry issues. Consistent with industry practice, we periodically offer promotional discounts or allowances to the existing customer base. Where product is sold into new markets, the Company recognizes revenue when the risk of return is substantially eliminated which is based on estimates of sell-through to the end consumer.

Customer discounts and allowances are typically a percentage of the current published list price or may be a fixed amount, and treated as off-invoice allowances. Accordingly, discounts reduce revenue in the period of offering the program. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, the Company recognizes the related revenue upon delivery and include the shipments in estimating various product related allowances. In the event the Company determines these

shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, an evaluation of the potential effect of exposure of product returns and a reduction in revenue (and increase to inventory) occurs. Discounts and allowances vary by customer, marketing program and time of the year. Discounts in excess of recognized revenue are charged to advertising and marketing expense following a customer specific analysis. Customer discounts and allowances were $2.3 million at June 30, 2007 ($2.2 million - September 30, 2006).

Recognition of licensing revenues, which are comprised of initial up-front fees and milestone payments from licensing arrangements, is in accordance with EIC-141, Revenue Recognition and EIC-142, Revenue Arrangements with Multiple Deliverables. Recognition of fees at the inception of the agreement for prior research and technology rights occur when the Company has no further involvement or obligation to perform under the arrangement. Initial up-front and milestone payments, that require the Company's continuing involvement, are deferred and amortized into statement of earnings over the estimated period of the Company's participation. The Company's commitment varies by each arrangement based on the ratio of costs expended to total estimated costs required to complete the Company's obligations. Recognition of revenue from performance milestone payments occurs upon achievement of the milestones as specified in the arrangement, provided payment is proportionate to the effort expended as measured by the portion of costs expended to total estimated development costs. Review of the estimates of the period and development costs take place on a regular basis.

Intangible assets and deferred development costs

Intangible assets are presented at cost less accumulated amortization, generally computed using the straight-line method based on estimated useful lives ranging from five to twenty years. The Company amortizes intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. The expected useful life is the period over which the intangible asset contributes directly or indirectly to future cash flows. Management determines the useful lives of intangible assets based on a number of factors, which include legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the presence of competition. A significant change in these factors may require a revision of the expected remaining useful life of an intangible asset, which could have a material effect on results of operations.

Deferred research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Expensing of research and development costs takes place in the current period unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. Development costs related to Parathyroid Hypertensive Factor have been deferred and are being amortized over a period of five years. Deferred development costs are subject to the same impairment testing as intangibles.

The recording of those intangible assets acquired through asset acquisitions or business combinations is at fair value based on an allocation of the purchase price.

The Company evaluates intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment testing is an assessment of fair value based on potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with

original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.

For intangible assets, impairment testing uses an income approach. This approach involves a forecast of the estimated future cash flows, adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on results of operations. In cases of impairment, management will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate. This evaluation may include an immediate adjustment to the carrying value and materially affect the results of operations.

Accrued liabilities

The Company engages a significant number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, the Company requests and verifies the accruals with statements from known, significant vendors and reconciles invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates on the percentage of completion and costs incurred to the end of the reporting period.

Contingencies

In the normal course of business, the Company may be subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual commitments and indemnities, product liabilities, and tax matters. The Company is required to accrue for such loss contingencies or expense if it is probable that the outcome will be unfavourable or take place, and if there is a reasonable estimate of the amount of the loss or expense. Evaluation of the Company's exposure to a loss takes into consideration various factors, including the progress of each contingency, experience with similar contingencies, and consultation with specialists and external legal counsel. The Company re-evaluates contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation, regulatory processes and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to the results of operations, financial position and cash flows.

Income taxes

The Company has operations in various countries that have differing tax laws and rates. Income tax reporting is subject to audit by both domestic and foreign tax authorities.

The provision for income taxes involves a number of estimates and assumptions made by management. The amount of income earned in the various operating jurisdictions and the rate of taxes payable in respect of that income has an effect on the Company's consolidated income tax rate. The Company also enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain and involves many taxation jurisdictions. As a result, management must

make estimates and judgments based on knowledge and understanding of domestic and international tax rules in determining the consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by the Company. The outcome of any audits by taxation authorities may differ from the estimates and assumptions used in determining our consolidated income tax provisions and accruals. These assessments could have a material effect on the Company's consolidated income tax provision and results of operations, financial position and cash flows for the period in which the tax authorities make such a determination. The Company may make a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. Management assumes that these deferred tax assets are more likely than not, to remain unrealized. Management must exercise significant judgment to determine the appropriate amount of valuation allowance to record. Changes in the valuation allowance could materially increase or decrease the provision for income taxes in a period and affect the results of operations.

Inventory valuation

Inventories of finished goods and product shipped with right-of-return are presented at the lower of cost or net realizable value. The cost of inventory includes direct materials and labour costs, on a weighted average basis for the production lot. The net realizable value of inventory is determined by the estimated selling price of the products in the normal course of business less the cost of the inventory and estimated costs necessary to complete a sale. Determination of net realizable value is also based on, but not limited to, internal forecasts, historical sales data, input from members of the sales, marketing, quality assurance and operations groups, expiry dates and planned promotional programs. If the costs exceeds estimated net realizable value, the Company records allowances and continues to assess these allowances on a quarterly basis. All inventory items are also reviewed with members of the operations group for obsolescence including products that are no longer sold or saleable, or materials that are no longer used in production. These products and materials are expensed as identified or required. Inventory valuation allowance at the end of June 30, 2007 was $420 thousand ($65 thousand – September 30, 2006).

The Company utilizes information gathered from customers and external data providers, sales estimates and judgment to determine the volume of product shipped with right-of-return. This product is within the customer's possession but is included in the Company's inventory as the related revenue has not been recognized and the customer has the ability to return the product. Management estimates that display and packaging materials will not be recoverable in the event of a return and expenses these materials when the product is shipped.

Stock-based compensation

The Company has adopted the fair value-based method for recognizing stock-based compensation. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to eight years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of the Company's common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option's exercise price and expected annual dividend rate at the time of grant. The Company has not paid dividends in the past three years, nor has any plans

to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Capitalized interest

The Company has modified its capitalization policy to include interest incurred on the construction of the related asset. Interest costs were capitalized on the land lease in fiscal year 2006. There has been no capitalized interest.

Recent Accounting Pronouncements

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement"
- CICA Handbook Section 3862 "Financial Instruments – Disclosures"
- CICA Handbook Section 3863 "Financial Instruments – Presentation"
- CICA Handbook Section 1530 "Comprehensive Income"
- CICA Handbook Section 3251 "Equity"

Under the new standards, all financial assets on acquisition must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale, and all financial liabilities at inception, must be classified as held-for-trading or other. All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables, or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as other financial statements.

Non-GAAP Financial Measures and Reconciliations

Generally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies Inc.'s financial performance using the same measures as

management. The Company's management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

EBITDA (in thousands)	Quarter 3 Jun 30, 2007	Quarter 3 Jun 30, 2006	Year to Date Jun 30, 2007	Year to Date Jun 30, 2006	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Net earnings (loss)	(1,871)	(1,772)	(8,751)	3,631	639	10,093
Current income taxes	(662)	(663)	4,113	2,335	3,301	-
Future income taxes	726	7	(34)	1,156	200	(1,557)
Amortization of deferred costs	90	90	271	271	362	271
Amortization of patents, registered trademarks, property, plant and equipment	80	86	286	216	312	174
Interest expense	8	22	63	37	61	35
Interest revenue	(54)	(154)	(269)	(334)	(411)	(49)
EBITDA	(1,683)	(2,384)	(4,321)	7,312	4,464	8,967

Working capital

The definition of Working Capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

Working Capital (in thousands)	Year to Date Jun 30, 2007	Year to Date Jun 30, 2006	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Current assets	24,015	29,918	35,247	20,734
Current liabilities	20,028	7,643	18,862	3,806
Working capital	3,987	22,275	16,385	16,928

Cash flow

Below is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or valuation measurement.

Cash Flow Prior Working Capital Changes (in thousands)	Quarter 3 Jun 30, 2007	Quarter 3 Jun 30, 2006	Year to Date Jun 30, 2007	Fiscal Year Sep 30, 2006
Cash flow prior to working capital changes	**(869)**	**(1,002)**	**(6,774)**	**4,226**
Accounts receivable	2,843	893	5,435	(414)
Inventory	1,523	(4,043)	(271)	(10,789)
Prepaid expenses	281	146	685	(1,149)
Accounts payable and accruals	(2,375)	1,084	(3,073)	7,822
Income taxes payable	(1,505)	(664)	(4,669)	5,234
Customer deposits	(6,487)	-	9,156	1,774
Changes in non-cash working capital	**(5,720)**	**(2,584)**	**7,263**	**2,478**
Cash provided by operating activities	**(6,589)**	**(3,586)**	**489**	**6,704**

Glossary

Term	Definition
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
CBP	See ChemBioPrint
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc. which is the reporting issuer
CTO	Cease Trade Order
CVT-E002	Active ingredient in COLD-fX®
CVQ	Trading symbol for CV Technologies Inc. which is the reporting issuer
DIN	Drug Identification Number
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
HT1001	Active ingredient in REMEMBER-fX®
HUMC	Hackensack University Medical Centre, New Jersey
ICTO	Interim Cease Trade Order
MD&A	Management's Discussion and Analysis
NHPD	Natural Health Products Directorate
NIH	National Institutes of Health: The National Institutes of Health (NIH), a part of the U.S. Department of Health and Human Services, is the primary Federal agency for conducting and supporting medical research.

NK	Natural Killer (cells)
NPN	Natural Product Number
OSC	Ontario Securities Commission
OTC	OTC drug/product: Over-The-Counter drug; a drug approved for sale by the FDA or Health Canada that does not require a Doctor's prescription to be purchased. It is available for self-care.
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have nontherapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability (b) pharmacokinetics including absorption, distribution, metabolism and excretion (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.
Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug: Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
QA	Quality assurance: All the planned and systematic activities applied within the quality system to provide adequate confidence that the predetermined standards for quality and safety will be met.
QC	Quality control: The testing of the product to ensure it meets the standards established by quality assurance.
Sales	Product sales and revenues include reductions for sales discounts and allowances
SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)

PHF	Parathyroid Hypertensive Factor
POS	Point of Sale refers to the retail sale of product to consumers or end user.
RSV	Respiratory Syncytial Virus

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

DATE: August 14, 2007

CV Technologies Inc.
Attention: Gordon Brown
Email:Gordon.brown@cvtechnologies.com

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1139808
FILING TYPE	Interim MD&A
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	MD&A
FEES PAID	N/A
DATE FILED	August 10, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Login | Contact us | Help August 1, 2007

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc
File No. 82-35059

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Issuer name : CV Technologies (Starts with)
Filing date range : July 1, 2007 - July 31, 2007
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Issuer industry classification: Consumer products - biotechnology/pharmaceuticals
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